UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Veridian Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92342R 20 3

(CUSIP Number)
January 13, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 92342R 20 3

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Argotyche, L.P.
SSN: 52-1942998

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)☐

(b)☐

Not applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0-
8. Shared Dispositive Power
-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
Not applicable.

11.	Percent of Class Represented by Amount in Row (9)
0.0%

12.	Type of Reporting Person (See Instructions)
PN

Item 1.

     (a) Name of Issuer:

Veridian Corporation

     (b) Address of Issuer’s Principal Executive Offices:

1200 South Hayes Street, Suite 1100
Arlington, Virginia 22202

Item 2.

     (a) Name of Person Filing:

Argotyche, L.P., a Delaware limited partnership (“Argotyche”)

     (b) Address of Principal Business Office or, if none, Residence:

1200 South Hayes Street, Suite 1100
Arlington, Virginia 22202

     (c) Citizenship:

Delaware

     (d) Title of Class of Securities:

Common stock, par value $0.0001 per share (the “Common Stock”)

     (e) CUSIP Number:

92342R 20 3

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

0

(b) Percent of class:

0.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 3, 2003

ARGOTYCHE, L.P.

By: Santaeus, L.P., its general partner

By: The Antaeusian Group, Inc., its general partner

By: /s/ David H. Langstaff
Name: David H. Langstaff
Title: President